Exhibit 99.1

CollPlant Appoints Revital Mandil-Levin as Chief Business Development Officer

Ness Ziona, April 12, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), announced the appointment of Revital Mandil-Levin, PhD, MBA as Chief Business Development Officer, effective immediately. In this position, Dr. Mandil-Levin will be responsible for business development initiatives aimed at leveraging the Company's rhCollagen technology into new and emerging fields such as BioInk for 3D bioprinting of tissues and organs and aesthetics medicine, as well as expanding the reach of the Company's marketed products, VergenixFG and VergenixSTR in existing and new territories.

Yehiel Tal, CEO of CollPlant: “We are pleased to welcome Revital to our leadership team in these exciting times at Collplant. Revital has extensive experience in corporate business development, portfolio optimization and strategic planning. Her impressive track record of executing business development programs, combined with her deep understanding of the regenerative medicine field, will be valuable to our efforts to realize the potential of our rhCollagen technology".

Revital Mandil-Levin, PhD, MBA has more than 15 years’ experience in biotech startups and product development in the pharmaceutical industry. Before joining CollPlant, from January 2014 to February 2018, Dr. Mandil-Levin served as Vice President Business Development at NeuroDerm Ltd (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing next-generation treatments for CNS disorders, where she had a major role in the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation for $1.1 billion. From 2004 to 2013, Dr. Mandil-Levin served as Vice President Business Development at HealOr Ltd, a clinical-stage biopharmaceutical company that developed novel drugs for skin regeneration in hard to heal wounds and dermatological diseases. Prior to that, she served as Business Development Manager at Proteologics Ltd. Dr. Mandil-Levin holds a PhD in Biochemistry from Bar-Ilan University, Israel and an MBA from the Israeli College of Management School of Business.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information about CollPlant, visit http://www.collplant.com

Contact at CollPlant:	IR Contact

Eran Rotem	Amato and Partners, LLC
Deputy CEO and CFO	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	admin@amatoandpartners.com